TRANSGLOBE ENERGY CORPORATION ANNOUNCES FILING OF
2007 YEAR-END DISCLOSURE DOCUMENTS

TSX:  TGL
NASDAQ:  TGA

Calgary, Alberta, Tuesday, March 26, 2008 - TransGlobe Energy Corporation (“TransGlobe”) today filed its Annual Information Form (“AIF”), audited consolidated financial statements and related management’s discussion and analysis for the year ended December 31, 2007 with Canadian securities regulatory authorities on SEDAR and in the United States as part of Form 40-F on EDGAR.

The AIF includes TransGlobe’s reserves data and other oil and gas information for the period ended Decmeber 31, 2007 as required by National instrument 51-101 Standards of Oil and Gas Activities of the Canadian Securities Administrators. Copies of TransGlobe’s AIF and other disclosure documents may be accessed electronically at www.sedar.com and www.sec.gov/edgar.shtml.

TransGlobe Energy Corporation is a Calgary-based oil and gas producer with proved reserves and production operations in the Arab Republic of Egypt, the Republic of Yemen and in Alberta, Canada. TransGlobe owns working interests in more than 6.8 million acres across their operating regions. TransGlobe’s common shares trade on the Toronto Stock Exchange under the symbol TGL and on the NASDAQ Exchange under the symbol TGA.

Cautionary Statement to Investors:
This news release may include certain statements that may be deemed to be “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such statements relate to possible future events. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as “seek”, “anticipate”, “plan”, “continue”, “estimate”, “expect”, “may”, “will”, “project”, “predict”, “potential”, “targeting”, “intend”, “could”, “might”, “should”, “believe” and similar expressions. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements. Although TransGlobe’s forward-looking statements are based on the beliefs, expectations, opinions and assumptions of the Company’s management on the date the statements are made, such statements are inherently uncertain and provide no guarantee of future performance. Actual results may differ materially from TransGlobe’s expectations as reflected in such forward-looking statements as a result of various factors, many of which are beyond the control of the Company. These factors include, but are not limited to, unforeseen changes in the rate of production from TransGlobe’s oil and gas properties, changes in price of crude oil and natural gas, adverse technical factors associated with exploration, development, production or transportation of TransGlobe’s crude oil and natural gas reserves, changes or disruptions in the political or fiscal regimes in TransGlobe’s areas of activity, changes in tax, energy or other laws or regulations, changes in significant capital expenditures, delays or disruptions in production due to shortages of skilled manpower, equipment or materials, economic fluctuations, and other factors beyond the Company’s control. TransGlobe does not assume any obligation to update forward-looking statements if circumstances or management’s beliefs, expectations or opinions should change, and investors should not attribute undue certainty to, or place undue reliance on, any forward-looking statements. Please consult TransGlobe’s public filings at www.sedar.com and www.sec.gov/edgar.shtml for further, more detailed information concerning these matters.

For further information, please contact:

Anne-Marie Buchmuller
Manager, Investor Relations & Assistant Corporate Secretary

Tel: (403) 268-9868
Cell: (403) 472-0053
Web site:   http://www.trans-globe.com
E-mail:        anne-marieb@trans-globe.com